SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Signs Agreement with National GSM Carrier to Provide Customer Care, Billing and Interconnect Applications in an Asian Pacific Country dated June 5, 2006.




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                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Signs Agreement with National GSM Carrier to Provide Customer Care, Billing and Interconnect Applications in an Asian Pacific Country

Monday June 5, 8:30 am ET

- Deal Further Enhances MTS' Penetration into Asia Pacific Markets -

RA'ANANA, Israel and FAIR LAWN, N.J., June 5 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions, today announced it has signed an agreement with a national GSM carrier in the Asia Pacific region to provide a turnkey solution for billing, customer care, mediation, provisioning and interconnect billing. This contract represents another billing agreement MTS has signed in the region.

MTS was awarded the nearly half-million dollar contract following a competitive bid process that included several major competitors. The Company was selected because it demonstrated a successful, comprehensive solution that can be implemented in record time. The MTS solution will be used to: manage and service customers; charge and invoice voice, data and added-value services; settle interconnect invoices with other landline, wireless and international carriers; and process roaming usage data.

Using the MTS solution, the carrier can launch prepaid and postpaid services, with multiple payments options (credit card, bank debit, or other means in the future). In addition, the carrier's marketers can rapidly create bundled voice and other service packages, discount plans, hierarchical payment and liability transfer, using an intuitive GUI. Moreover, a new self-service web portal will enable customers to select the services they want as well as manage their own accounts.

Hanoch Magid, MTS General Manager for Asia & Vice President of Sales & Marketing, commented, "This agreement reflects MTS' ability to further penetrate emerging markets in the Asia Pacific region, where we are seeing substantial growth from new carriers, VOIP and IPTV service providers. Our strategy of working with partners or utilizing direct sales efforts, where appropriate, is beginning to pay off, as MTS is gaining traction in this very important market."

IDC recently estimated that the billing solution market in the Asia Pacific region, excluding Japan, is likely to achieve US$1.7 billion by 2007, with expected CAGR of 4.3 percent compared to two percent worldwide. This carrier is looking to enhance its GSM and GPRS service offering in order to capture market share in the highly competitive APAC marketplace.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS' Telecommunications expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.



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Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:

    Company:                                 Investor Relations:
    Shlomi Hagai                             Kathy Price
    Corporate COO & CFO                      Managing Director
    MTS - MER Telemanagement Solutions       The Global Consulting Group
    Tel: +972-9762-1733                      Tel: +1 646-284-9430
    Email: Shlomi.Hagai@mtsint.com           Email: kprice@hfgcg.com







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: June 5, 2006